UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tapestry Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0075 par value per share

(Title of Class of Securities)

876031204

(CUSIP Number)

April 5, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TANG CAPITAL PARTNERS, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,726,400

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,726,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,726,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.63%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TANG CAPITAL MANAGEMENT, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,726,400

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,726,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,726,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.63%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KEVIN C. TANG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 125,000

	6.	Shared Voting Power 1,876,400

	7.	Sole Dispositive Power 125,000

	8.	Shared Dispositive Power 1,896,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,021,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.45%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Tapestry Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 4840 Pearl East Circle, Suite 300W, Boulder, Colorado 80301

Item 2.
(a)

Name of Person Filing
This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.

	(b)	Address of Principal Business Office or, if none, Residence 4401 Eastgate Mall, San Diego, CA 92121
	(c)	Citizenship Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.
	(d)	Title of Class of Securities Common Stock, $0.0075 par value per share (the “Common Stock”)
	(e)	CUSIP Number 876031204

Item 3.	Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Explanatory note:  This Schedule 13G/A is being filed solely to report the ownership by Tang Capital Partners of an additional 21,400 shares of the Common Stock that was inadvertently omitted from the original Schedule 13G filed on April 13, 2006.

Tang Capital Partners.  Tang Capital Partners is the record and beneficial owner of 1,726,400 shares of the Common Stock and shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the 1,726,400 shares held of record by Tang Capital Partners and shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang.  Kevin Tang, as the manager of Tang Capital Management, may be deemed to beneficially own the 1,726,400 shares held of record by Tang Capital Partners and shares voting and dispositive power over such shares with Tang Capital Management and Tang Capital Partners.  Kevin Tang may also be deemed to beneficially own the following shares:

•                    10,000 shares held of record by IRA FBO Chung W. Kong DB Securities Inc., Custodian Roth Conversion Account (“Chung IRA”).  Kevin Tang shares dispositive power over the shares held by the Chung IRA, but does not have voting power over such shares;

•                    10,000 shares held of record by IRA FBO Chang L. Kong DB Securities Inc., Custodian Roth Conversion Account (“Chang IRA”).  Kevin Tang shares dispositive power over the shares held by the Chang IRA, but does not have voting power over such shares;

•                    35,000 shares held of record by Kevin Tang as custodian for Julian Kong Tang UTMA.  Kevin Tang has sole voting and dispositive power over these shares;

•                    50,000 shares held of record by Kevin Tang as custodian for Justin Lee Tang UTMA.  Kevin Tang has sole voting and dispositive power over these shares;

•                    15,000 shares held of record by Kevin Tang as custodian for Noa Young Tang UTMA.  Kevin Tang has sole voting and dispositive power over these shares;

•                    150,000 shares held of record by Kevin Tang and Haeyoung Tang, Trustees of The Tang Family Trust dated 8/27/02 (“Tang Family Trust”).  Kevin Tang shares voting and dispositive power over these shares with Haeyoung Tang; and

•                    25,000 shares held of record by IRA FBO Kevin Tang DB Securities Inc. Custodian Rollover Account (“Kevin Tang IRA”).  Kevin Tang has sole voting and dispositive power over these shares.

Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.  Chang Kong, Chung Kong, Julian Kong Tang, Justin Lee Tang, Noa Young Tang and Haeyoung Tang are United States citizens.

Each of Chung IRA, Chang IRA, Julian Kong Tang UTMA, Justin Lee Tang UTMA, Noa Young Tang UTMA, Tang Family Trust and Kevin Tang IRA (collectively, the “Tang Stockholders”) hold a warrant to purchase a number of shares of Common Stock equal to the number of shares of Common Stock set forth above at an exercise price of $2.40 per share (subject to adjustment as set forth in such warrants).  Tang Capital Partners holds a warrant to purchase 1,705,000 shares of Common Stock at an exercise price of $2.40 per share (subject to adjustment as set forth in such warrant).  The warrants provide that in no event shall the warrants be exercisable to the extent that the issuance of Common Stock upon exercise thereof, after taking into account the Common Stock then owned by the Tang Stockholders and their affiliates, would result in the beneficial ownership by the Tang Stockholders and their affiliates of more than 9.999% of the outstanding Common Stock (the "Issuance Limitation").  The Tang Stockholders each have the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to the Issuer.  The Issuance Limitation presently remains in effect with respect to all such warrants and no shares are currently issuable upon exercise of such warrants.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any Tang Stockholder or any other person that it is the beneficial owner of any of the Common Stock underlying such warrants for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)	Percent of class:
	Tang Capital Partners	10.63%
	Tang Capital Management	10.63%
	Kevin Tang	12.45%

(c)	Number of shares as to which the person has:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
	Tang Capital Partners	0 shares
	Tang Capital Management	0 shares
	Kevin Tang	125,000 shares

(ii)	Shared power to vote or to direct the vote
	Tang Capital Partners	1,726,400 shares
	Tang Capital Management	1,726,400 shares
	Kevin Tang	1,876,400 shares

(iii)	Sole power to dispose or to direct the disposition of
	Tang Capital Partners	0 shares
	Tang Capital Management	0 shares
	Kevin Tang	125,000 shares

(iv)	Shared power to dispose or to direct the disposition of
	Tang Capital Partners	1,726,400 shares
	Tang Capital Management	1,726,400 shares
	Kevin Tang	1,896,400 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 25, 2006

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/Kevin C. Tang
Kevin C. Tang, Manager

/s/Kevin C. Tang
Kevin C. Tang